Exhibit 99.3

KPMG LLP 600 de Maisonneuve Blvd. West Suite 1500 Tour KPMG Montréal, Québec H3A 0A3	Telephone (514) 840-2100 Fax (514) 840-2187 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Canadian National Railway Company

We consent to the incorporation by reference of our Reports of Independent Registered Public Accounting Firm both dated February 1, 2016 with respect to the consolidated balance sheets of Canadian National Railway Company (the “Company”) as of December 31, 2015 and 2014 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, in this annual report on Form 40-F of the Company for the year ended December 31, 2015.

We also consent to the incorporation by reference of such reports in the registration statements (No. 333-5258, No. 333-197799 and No. 333-204974) on Form S-8 of the Company and in the registration statement (No. 333-208547) on Form F-10 of the Company.

/s/ KPMG LLP

February 1, 2016

Montréal, Canada